P.O. Box 370
KIRKLAND LAKE, ON, P2N 3J7

February 14, 2006	Symbol – TSX & AIM: KGI

Fourteen Gold Zones Now Identified in a New System South of Main
Break; Potential Dip Component of New South Zone Now 1300 Feet

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce an update on exploration drilling to the south of the No. 3 shaft.

The Company has completed three additional drill holes on the New South Zone (see news releases dated July 11th, 2005, August 15th, 2005 and November 22nd, 2005), as follow-up to drill holes that had intersected 90.4 feet assaying 2.3 ounces (uncut) and 1.43 (uncut) ounces of gold per ton over 124.5 feet of core length (uncut) giving a combined 8 new gold zones.

“While we have been pleased with our success in developing reserves and resources in quartz vein hosted mineralization in the 04 and Main Break, the emergence of this new system of gold zones with sulphides to the south is a very exciting development for the Company,” said Harry Dobson, Company Chairman. “This is a new type of gold mineralization for the camp which is growing with large step out exploration holes that are often yielding multiple intersections.”

Highlights of the current results:

  A further eight (or more) mineralized zones have been identified (in addition to six other previously discovered mineralized zones) south of the mine workings. These zones are in the area encompassing the New South/LK Zone and have returned assays from drilling which include 21.98 ounces of gold per ton (opt gold) over 1.0 feet, 0.25 opt gold over 21.6 feet, 0.72 opt of gold over 3.3 feet, 3.85 opt gold over 3.3 feet and 2.26 opt gold over 1.5 feet (see figure 1).
  The latest drill hole (#50-696) has intersected mineralization assaying 1.31opt over 9.6 feet (core length or CL), within a wider 55.9 foot interval which assayed 0.32 opt gold, similar to the New South/LK Zone but 880 feet down dip of hole #50-666 and 628 feet down dip from the discovery hole #50-627 which assayed 2.3 opt gold over 90.4 feet of CL . This large step-out will require infill drilling to prove continuity.
  The intersection in drill hole #50-665 assayed 0.05 opt gold over 113.5 feet of CL and may represent a further up-dip extension of the New South/LK Zone. Although this intersection is not ore grade value, the widths and consistency of mineralization are significant, and present a potential dip component of 1,300 feet for the zone between the -5100 and -5500 elevations.
  Drill hole #50-669W1 assayed 0.38 opt gold over 42 feet of CL and intersected the New South/LK Zone 225 feet up-dip from the wedged hole #50-627W1 at the -5161 elevation, the highest level intersected to date with significant gold mineralization.

  Drill hole # 50-669W1 intersected 21.98 opt gold over a core length of 1.0 feet, and demonstrates continuity with the intersection in hole #50-696 which assayed 0.48 opt gold over 3.8 feet of CL, and previously released intersections in #50-666 which assayed 1.55 opt gold over 1.5 feet of CL, and #50-669 which assayed 0.32 opt gold over 1 feet of CL. The mineralization is associated with a strong structure and may be related to the #6 Break, dipping at approximately 47 degrees south, parallel to the `04 Break and footwall to the Lower D Zone.
  The new 5300 exploration drift has now been driven 380 feet to the south and the first drill bay is now being cut. Closer spaced drilling is expected to begin shortly to test the #6 Break and other mineralized zones discovered by KGI south of the mine workings over the previous two years.
  The new discoveries to the south generally are of a different style of mineralization comprising wide sulphide systems rather than the typical quartz vein mineralization on the Main Break, from which 24 million ounces of gold have been mined to date in the Camp. The newly-discovered, wide, hydrothermally-altered zones could represent a new plumbing system for a southern mineralized part of the Camp parallel to the Main Break, fed by a deep porphyry body. Renowned structural geologist, Dave Rhys (M.Sc., P.Geo) suggests that the orientation on the new discoveries to the south indicates the presence of a major steep-dipping ore-bearing structure further south, parallel to the ‘04/Main Break system. This structure may be related to the Amalgamated Break or possibly a new, as yet to be identified parallel break. This would be the conduit up which the mineralizing fluids fed the new zones from the porphyry below. Great exploration potential as there is no drilling between surface and the new discoveries (a mile below).
  There is a strong possibility to discover additional parallel and stacked zones both above and below the new zones.

(The diagrams referred to in this release may be viewed at the Company’s website, www.klgold.com and will provide context to the above statements).

Figure #1 is a plan view showing the various zones south of the #3 shaft mine workings and the latest drill hole intersections. (see figure 1). Figure #2 is a composite section through the west limb of the fold. (see figure 2). Figure #3 is a composite section through the axis of the fold. (see figure 3).

The following table summarizes the latest drilling program results.

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
50-669W1	#6 Break? Lower D North incl. New South Entire Zone High Grade Int. Low Grade Int. New	809.0 870.5 870.5 1,346.0 1,346.0 1,388.0 1424.5	810.0 873.5 871.5 1,404.5 1,388.0 1,404.5 1426.0	-9	121	21.98/1.0’ CL = 0.6’ TW, VG
2.40/3.0’ CL = 1.3’ TW, Uncut
1.37/3.0’ = 1.3’ TW, Cut
6.61/1.0’ = 0.4’ TW, VG

0.33/58.5’ CL = ~15.5’ TW
0.38/42.0’ CL = ~11.1’ TW, VG

0.20/16.5’ CL = ~4.4’ TW
0.47/1.5’ = TW?, VG

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
50-696	#6 Break? Lower D North Incl. New Incl. New South ? Entire Zone Incl. Low Grade Int. High Grade Int.	883.5 1,089.8 1,099.0 1,468.5 1,487.8 2,227.1 2,227.1 2,274.4	887.3 1,101.1 1,101.0 1,490.1 1,490.1 2,284.0 2,274.4 2,284.0	-14	129	0.48/3.8’ CL = 2.0’ TW, VG 0.49/11.2’ CL = 3.6’ TW, VG 1.23/2.0’ CL = 0.7’ TW 0.25/21.6’ CL = ?TW 1.55/2.3’ CL = ?TW 0.32/55.9’ CL = ?TW 0.12/47.3’ CL = ?TW 1.31/9.6’ CL = ?TW, VG, Tell
50-665	New Lower D North New South? Entire Zone Incl. and and New New New Incl.	694.1 900.0 907.5 909.5 926.8 1,107.5 1,189.9 1,250.0 1,716.7 1716.7	695.6 907.5 1021.0 915.5 927.8 1,019.0 1,193.2 1,251.7 1,720.0 1,718.7	-10	127	2.26/1.5’ CL = TW?, VG
0.16/7.5’ CL = 3.1’ TW

0.05/113.5’ CL = ~35.1’ TW
0.24/6.0’ CL = ~1.9’ TW
0.90/1.0’ CL = ~0.3’ TW, VG
0.30/1.5’ CL = ~0.5’ TW
0.72/3.3’ CL = TW?
0.40/1.5’ CL = TW?
3.85/3.3’ CL = TW? Uncut
2.20/3.3’ CL = TW? Cut
						6.22/2.0’ CL = TW?, VG

TW = True Width CL = Core Length VG = Visible Gold TELL = Tellurides CUT= cut to 3.50 oz/ton

The true widths for the New South/LK Zone intersections are an approximation based on an average 25 degree dip.

About the Company

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties – Kirkland Minerals, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometres between the Macassa Mine on the east and Wright Hargreaves on the west and, for the first time, are being developed and explored under one owner. This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo., the Company’s Chief Geologist, for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators).

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(Hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001. The Company’s Macassa Mine Property is the subject of reserve report prepared by

  Glenn R. Clark, P. Eng., entitled Review of Resources and Reserves of Macassa Mine, Kirkland Lake, Ontario dated September 9. 2005.

All of these technical reports have been filed on SEDAR (www.sedar.com <http://www.sedar.com>).

For further information, please contact:

Brian Hinchcliffe	Scott Koyich
President	Investor Relations
Phone 1 705 567 5208	Phone 1 403 215 5979

Fax 1 705 568 6444	E-mail: info@klgold.com
E-mail: bhinchcliffe@klgold.com

Website- www.klgold.com

Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange
has reviewed and neither accepts responsibility for the adequacy or accuracy of this news release.

FIGURE 1

O4 BREAK
LEVEL 5300
LEVEL 4750
-4000
-3000
-2000
-1000
0
1000
Current Location of 5300 X -Cut
OTHER NEW ZONES
No. 6 BREAK
LOWER D ZONE
CURRENT RESOURCE BLOCK
50-665 2.26oz/1.5' CL New Zone
50-665 0.05oz/113.5' CL New South (?)
50-665 0.72oz/3.3' CL New Zone
50-665 0.40oz/1.5' CL New Zone
50-665 3.85oz/3.3' CL New Zone
50-669W1 21.98oz/1.0' CL #6 Break
50-696 0.48oz/3.8' CL #6 Break
50-669W1 2.40oz/3.0' CL Lower D
50-696 0.49oz/11.2' CL Lower D
50-669W1 0.38oz/42.0' CL New South
50-696 0.25oz/21.6' CL New Zone
50-696 1.31oz/9.6' CL New South (?)
50-665
50-666
50-696
50-669W1
50-658
50-627
45-891
LEGEND
CL CORE LENGTH
RECENT DRILLING ASSAYS IN OZ/TON OVER CORE LENGTH
PART OF LEVELS 4750 AND 5300
ZONE OR BREAK
NEW DRIFT IN PROGRESS
DIAMOND DRILL HOLE
SECTION LINES REFERRED TO IN THIS PRESS RELEASE
SCALE: 2000 FT
PLAN VIEW OF RECENT DRILLING SHOWING MULTIPLE DISCOVERIES TO THE SOUTH #3 SHAFT AREA, KIRKLAND LAKE GOLD INC.
FIGURE 1
FEB 13, 2006

FIGURE 2

A
SECTION LOOKING EASTERLY, WEST FLANK OF FOLD
A'
200 W
300 W
500 W
600 W
700 W
- 5100 EL.
- 5200 EL
- 5300 EL
- 5400 EL
50-665 2.26oz/ 1.5' CL.
50-665 0.16oz/ 7.5' CL.
50-665 0.05oz/113.5' CL.
50-665 0.72oz/ 3.3' CL.
50-665 0.40oz/ 1.5' CL.
50-665 3.85oz/ 3.3' CL.
50-669W1 21.98oz/ 1.0' CL.
50-669W1 2.40oz/ 3.0' CL.
50-669W1 0.38oz/42.0' CL.
50-627 1.10oz/ 18.0' CL.
50-666 1.55oz/ 1.5' CL.
50-666 1.88oz/ 1.5' CL.
50-627W1 1.43oz/124.5' CL.
50-627 2.30oz/90.4' CL.
50-666 1.91oz/15.3' CL.
50-669
50-665
50-666
50-627W1
50-627
CL CORE LENGTH
RECENT DRILLING ASSAYS IN OZ/TO OVER CORE LENGTH
DIAMOND DRILL HOLE
SECTION A - A' SHOWING
RECENT DRILL HOLE RESULTS
KIRKLAND LAKE GOLD INC.
FEBRUARY 2006
FIGURE 2
FEB 13, 2006

FIGURE 3

B
SECTION LOOKING EASTERLY, AXIS OF FOLD
B'
1500 S
1600 S
700 S
1800 S
1900 S
2000 S
2100 S
2200 S
2300 S
2400 S
- 5100 EL.
- 5200 EL
- 5300 EL
-5500 EL
50-669W1
0.38oz/42.0' CL.
50-668
1.30oz/12.0' CL.
50-627W1
1.43oz/124.5' CL.
50-6691
50-668
50-627
2.30oz/90.4' CL.
50-627W1
47-911A
50-527
50-696
0.25oz/21.6' CL.
47-911A
26.21oz/6.0' CL.
50-696
0.32oz/55.9' CL
incl.
1.31oz/9.6' CL
50-696
LEGEND
CL CORE LENGTH
RECENT DRILLING ASSAYS IN OZ/TO OVER CORE LENGTH
DIAMOND DRILL HOLE
SECTION B - B' SHOWING
RECENT DRILL HOLE RESULTS
KIRKLAND LAKE GOLD INC.
FEBRUARY 2006
FIGURE 3
FEB 13, 2006